VIA EDGAR and FEDERAL EXPRESS

August 24, 2012

Ms. Suzanne Hayes

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	Federal Home Loan Bank of New York

Response to July 20, 2012 Comment Letter

Form 10-K for Fiscal Year Ended December 31, 2011 Filed March 23, 2012

File No. 000-51397

Dear Ms. Hayes:

In response to the comment letter (the “Comment Letter”) from the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (“Commission”) to the Federal Home Loan Bank of New York (“FHLBNY”) dated July 20, 2012 pertaining to the above-referenced filing (the “Filing”), the FHLBNY provided a response on August 3, 2012 (the “Response Letter”). On August 10, 2012, members of the Staff and employees of the Bank discussed portions of the Response Letter, and we are providing below responses to the items for which additional information was requested. The relevant portions from the Comment Letter also are set forth below.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 1. Mortgage Partnership Finance Program, page 6

1.	We note from your disclosure here and on page 19 that you conduct certain aspects of your business with “housing associates.” Please revise your disclosure to define what housing associates are and to describe any distinction between these entities and your members, including whether housing associates are subject to different underwriting standards than member institutions. In addition, please expand your disclosure to describe the “certain eligibility standards” that members and housing associates must meet in order to transact in Mortgage Partnership Finance Program business with you.

Ms. Suzanne Hayes

United States Securities and Exchange Commission

August 24, 2012

Additional Response:

We supplementally advise the Staff as follows with regard to the request for a definition of housing associates:

Generally, in order to be a member of a Federal Home Loan Bank, an institution must be a building and loan association, savings and loan association, cooperative bank, homestead association, insurance company, savings bank, community development financial institution, or any insured depository institution.

We are also permitted under the Federal Home Loan Bank Act of 1932 to conduct business with “housing associates”. These are entities that (i) are approved mortgagees under Title II of the National Housing Act (12 U.S.C. 1707, et seq.), (ii) are chartered under law and have succession, (iii) are subject to inspection and supervision by a governmental agency, (iv) lend their own funds as their principal activity in the mortgage field, and (v) have a financial condition such that advances may be safely made to it.

8.	Please add disclosure that clarifies the relationship between the threshold, target and maximum columns presented in the Grants of Plan-Based Awards Table that appears on page 177 and the amounts that were awarded to named executive officers in 2011 pursuant to the Incentive Plan. For example, it currently is unclear why each named executive officer received amounts in excess of the threshold and target amounts, but less than the maximum potential award under the 2011 Incentive Plan. Please ensure that your future filings clearly describe what requirements must be met in order for named executive officers to achieve the threshold, target and maximum opportunities.

Additional Response:

In addition to the new disclosures provided in the Response Letter, we will also include in our future filings the following new table below illustrating the total incentive compensation amount awarded to NEOs based on Bankwide goal results. The information below is prepared as it would have appeared in our 2011 Form 10-K.

For the Staff’s information, we note that, for the year 2011, the overall weighted average result for the Bankwide goals was 93.8% above target. Details regarding the results of each of the components of the Bankwide goals, leading to the 93.8% overall result, were previously provided in the proposed new disclosure table included in the Response Letter in our response to Item 6 of the Comment Letter.

Ms. Suzanne Hayes

United States Securities and Exchange Commission

August 24, 2012

Federal Home Loan Bank of New York

Incentive Compensation Plan

The table below shows the threshold, target, and maximum payout levels

			Incentive Compensation Plan Opportunity
			Bankwide Component (90% of Opportunity) (1)			Individual Component
		2011 Annual Salary	Threshold	Target	Maximum	(10% of Opportunity)	Actual Result (2)
			Bank Performance			Individual Performance at Target	Bankwide Component (3)	Individual Component (4)	Total (5)
President			20%	40%	80%	40%

Alfred	DelliBovi	$709,263	$127,667	$255,335	$510,669	$28,371	$494,810	$28,371	$523,180
President / Chief Executive Officer

Other NEOs			15%	30%	60%	30%

Peter	Leung	$453,443	$61,215	$122,430	$244,859	$13,603	$237,255	$13,603	$250,858
SVP, Group Head / Head of Asset Liability Mgmt

Paul	Heroux	$322,417	$43,526	$87,053	$174,105	$9,673	$168,698	$9,673	$178,371
SVP, Group Head / Head of Member Services

Patrick	Morgan	$341,885	$46,154	$92,309	$184,618	$10,257	$178,884	$10,257	$189,141
SVP, Group Head / Chief Financial Officer

John	Edelen	$325,000	$43,875	$87,750	$175,500	$9,750	$170,050	$9,750	$179,800
SVP, Group Head / Chief Risk Officer

Notes:

(1)	Each NEO’s Incentive Compensation is made up of two components: Bankwide goals (90%) and individual performance (10%).

(2)	Overall Weighted Average Result for the Bankwide goals was 93.8% above target. Payments are interpolated between the target and maximum amounts.

(3)	Bankwide Component is calculated as follows:
Annual Salary multiplied by Bankwide Component Percentage multiplied by Target percentage multiplied by (1 plus the Overall Weighted Average Result [93.8%, as mentioned in Note 2 above]).

(4)	Individual Component is calculated as follows:
Annual Salary multiplied by Individual Component Percentage multiplied by Target percentage. (When participants receive an Individual Component award, the award amount is at Target.)

(5)	There may be small differences in the calculated payout amounts due to rounding.

Ms. Suzanne Hayes

United States Securities and Exchange Commission

August 24, 2012

* * * * * * *

The FHLBNY hereby acknowledges to the Commission that:

(1)	The FHLBNY is responsible for the adequacy and accuracy of the disclosure in the Filing;

(2)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

(3)	The FHLBNY may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 212-441-6818 if you have any questions or would like to discuss our response.

Sincerely,

/s/ Kevin Neylan

Kevin Neylan

Senior Vice President and Chief Financial Officer

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